Exhibit 23.2
CONSENT OF ASCEND

A Flightglobal Advisory Service part of Reed Business Information Ltd

Reference is made to the report entitled “Valuation of a portfolio of 233 helicopters” referenced 215C111_V3 and dated March 23, 2015, which the undersigned has prepared for CHC Group Ltd. (the “Report”).

The undersigned hereby consents to the inclusion of references to its name and references to, and information derived from, the Report, in CHC Group Ltd.’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and related investor presentations for the period from June 1, 2015 through July 31, 2016.

In addition, the undersigned hereby consents to CHC Group Ltd. providing the Report to its affiliates, and its and their respective directors, officers, employees, and agents (including attorneys, financial advisors and accountants).

Dated this 29th June, 2015.
ASCEND
By: /s/ Philippa Edward
Name: Philippa Edward
Title: Chief Operations Officer